Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8) and related Prospectus pertaining to the Second Amended and Restated 2010 Incentive Plan of Oceaneering International, Inc. for the registration of 2,100,000 shares of its common stock and to the incorporation by reference therein of our reports dated February 24, 2017, with respect to the consolidated financial statements of Oceaneering International, Inc. and the effectiveness of internal control over financial reporting of Oceaneering International, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

Houston, Texas

May 5, 2017

/s/ Ernst & Young LLP